NOTICE OF

2005 ANNUAL GENERAL MEETING

____________

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING

ii

INFORMATION CIRCULAR

1

Solicitation of Proxies

1

Appointment of Proxyholder

1

Revocation of Proxy

2

Voting by Non-Registered Shareholders

2

Voting of Proxies

3

Exercise of Discretion

3

Voting Securities and Principal Holders of Voting Securities

4

Quorum and Votes Necessary

4

Particular Matters to be Acted Upon

4

Appointment of Auditors

4

Election of Directors

5

Approval of Amendments to Stock Option Plan

6

Approval of Amendment of Articles

7

Corporate Governance

9

Composition of the Board

10

Board Committees

10

Summary of Attendance of Directors

13

Standards of Ethical Conduct

13

Directors’ and Officers’ Liability Insurance

14

Executive Compensation

14

Summary Compensation Table

14

Long-Term Incentive Plan

15

Stock Options

15

Termination of Employment, Change in Responsibilities and Employment Contracts

17

Compensation Committee

18

Report on Executive Compensation

18

Compensation of Directors

19

Performance Graph

20

Interest of Insiders in Material Transactions

20

Management Contracts

20

Interest of Certain Persons in Matters to be Acted Upon

20

Other Matters

21

Additional Information

21

Approval of this Circular

21

APPENDIX “A” – Proposed Resolutions

A-1

APPENDIX “B” – Stock Option and Bonus Plan

B-1

APPENDIX “C” – Amended Articles

C-1

APPENDIX “D” – TSX - Statement of Corporate Governance Practices

D-1

- i -

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Thursday, April 28, 2005 at 2:00 p.m. (Vancouver time) for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2004, together with the auditors’ report thereon;

2.

to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

3.

to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

4.

to elect directors of the Company;

5.

to consider and, if thought appropriate, to pass an ordinary resolution (the “Stock Option Plan Resolution”) approving certain amendments to the Company’s stock option plan (the “Plan”) to change the maximum number of shares issuable under the Plan and grant to the board of directors of the Company additional powers to amend the terms of previously granted options in certain circumstances, the complete text of which is set out in Appendix “A” to the attached Information Circular for the Meeting;

6.

to consider and, if thought appropriate, to pass a special resolution (the “Amendment of Articles resolution”) approving certain amendments to the articles of the Company under the Business Corporations Act (British Columbia), the complete text of which is set out in Appendix “A” to the attached Information Circular for the Meeting;

7.

to consider amendments to or variations of any matter identified in this Notice of Meeting; and

8.

to transact such further and other business as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) an Instrument of Proxy and Notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim financial statements.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Trust Company of Canada, Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-5253.

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about March 29, 2005.

DATED at Vancouver, British Columbia, this 18th day of March, 2005.

BY ORDER OF THE BOARD

(signed) ROBERT PIROOZ,

General Counsel and Secretary

- ii -

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Thursday, April 28, 2005, in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to the “Company” mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company’s website address is www.panamericansilver.com.  The information on that website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in United States dollars.

The date of this Information Circular is March 18, 2005, and it is first being sent to shareholders on or about March 29, 2005.

Appointment of Proxyholder

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.  An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs, for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is the second stage of the implementation of NI 54-101.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Voting of Proxies

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

Exercise of Discretion

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 100,000,000 common shares without par value of which 66,888,551 fully paid and non-assessable Shares are issued and outstanding as of March 7, 2005.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of record of Shares at the close of business on Monday, March 7, 2005 and any holder of record of the Company’s outstanding 5.25% convertible unsecured senior subordinated debentures at the close of business on March 7, 2005 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Shares as at March 7, 2005.

Quorum and Votes Necessary

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of one shareholder, or one proxyholder representing a shareholder or shareholders, holding not less than one-twentieth of the issued Shares entitled to be voted at the Meeting.

With respect to the proposed reappointment of the Company’s auditors and the authorization of the board of directors of the Company (the “Board”) to fix the remuneration to be paid to the Company’s auditors and the proposed amendments to the Company’s stock option plan, the Business Corporations Act (British Columbia) and the Company’s Memorandum and Articles require that shareholders approve the proposed actions by ordinary resolution.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

With respect to the proposed amendments to the Company’s articles, the Business Corporations Act (British Columbia) and the Company’s Memorandum and Articles require that shareholders approve the proposed actions by special resolution.  A special resolution must be approved by not less than 3/4 of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particular Matters to be Acted Upon

Appointment of Auditors

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.  Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Election of Directors

The Board has determined that eight directors will be elected at the Meeting for the ensuing year.

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at March 7, 2005.

Name, Residence and Position	Principal Occupation, Business or Employment	Director Since	Number of Shares Held

ROSS J. BEATY (4) Vancouver, B.C. Chairman	Chairman	Sept. 30, 1988	2,585,630(5)

GEOFFREY A. BURNS (4) North Vancouver, B.C. President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; formerly Chief Financial Officer of Coeur d’Alene Mines Corporation	July 1, 2003	7,827

WILLIAM A. FLECKENSTEIN(3) (4) Seattle, Washington Director	President of Fleckenstein Capital, Inc. (investment counselling firm)	May 9, 1997	219,300(6)

MICHAEL LARSON(4) Seattle, Washington Director	Investment Manager with Cascade Investment, LLC (a private investment company)	November 29, 1999	5,105,000(7)

MICHAEL J.J. MALONEY (1)(2)(3)(4) Seattle, Washington Director	Private Investor	Sept. 11, 1995 to November 29, 1999; re-elected May 15, 2000	25,000

PAUL B. SWEENEY(1) (4) Surrey, B.C. Director	Vice President and Chief Financial Officer of Canico Resource Corp. (a mining company)	August 6, 1999	Nil

JOHN M. WILLSON (1)(2)(4) Vancouver, B.C. Director	Retired since April 2000; formerly Chief Executive Officer of Placer Dome Inc. (a mining company)	May 10, 2002	2,000

JOHN H. WRIGHT (4) Vancouver, B.C. Director	Retired since May 2003; formerly President and Chief Operating Officer of the Company	Sept. 30, 1988	15,000(5)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating and Governance Committee.

(4)

Member of the Environmental Committee.

(5)

Messrs. Beaty and Wright each hold directly, in trust for the Company, one share in the capital of Pan American Silver S.A.C. Mina Quiruvilca, an indirect subsidiary of the Company.

(6)

Mr. Fleckenstein holds a portion of these Shares directly, a portion indirectly and exercises control or direction over a portion on behalf of a fund.

(7)

Mr. Larson exercises control or direction over 5,105,000 these Shares on behalf of Cascade Investment LLC.

The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at March 7, 2005.

Approval of Amendments to Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Company’s Stock Option Plan approved by the Board on March 26, 1998 and approved by the members of the Company on May 5, 1998 and amended by the members of the Company on May 20, 1999, May 11, 2000, September 5, 2002 and May 11, 2004 (the “Plan”) to: (i) change the maximum number of shares issuable under the Plan from a fixed amount, currently 7,000,000, to a variable amount equal to 10% of the issued and outstanding common shares in the capital of the Company on a non-diluted basis; and (ii) grant to the Board the power and authority to amend the terms of previously issued options upon the resignation or termination of that option holder’s employment with the Company or in such other circumstances as the Board sees fit and to accelerate vesting of options in certain circumstances.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the ordinary resolution to amend the Plan to change the maximum number of shares issuable under the Plan and grant to the Board the power to amend options already issued under the Plan in certain circumstances is annexed as Resolution No. 1 of Appendix “A” to this Information Circular.

The terms of the current Plan are described under the heading “Executive Compensation – Stock Options”.

The Board believes that the proposed amendment to the Plan is necessary and in the best interests of the Company and its shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.  In order to attract additional personnel who are capable and experienced and to align their compensation with the interests of the shareholders, the Company needs to be in a position to offer options to acquire Shares without the necessity of obtaining Shareholder approval for every significant increase in the number of options issued.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Plan.

In order to comply with the requirements of the TSX and Nasdaq, the Stock Option Plan Resolution amending the Plan must be approved by an ordinary resolution of shareholders, other than insiders who are entitled to receive a benefit under the Plan and any associates of such insiders.  Accordingly, the votes attached to the 7,959,757 shares held by insiders of the Company will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the Stock Option Plan Resolution.  This proposed amendment of the Plan is also subject to regulatory approval by the TSX and Nasdaq.

In the event that the Stock Option Plan Resolution is not approved by the requisite majority at the Meeting, the Company will be limited in the number of options that it may grant under the Plan.  Accordingly, the Company may be forced to provide an alternate form of compensation and incentives to its existing and future employees, directors and officers.

Approval of Amendment of Articles

Background to Proposed Amendments

On March 29, 2004, the government of British Columbia repealed the Company Act (the “Company Act”) and adopted, as a replacement, the Business Corporations Act (the “Business Corporations Act”).  This new legislation is intended to make British Columbia’s corporate laws more consistent with corporate laws in other Canadian and U.S. jurisdictions and to provide British Columbia companies with greater flexibility in determining their governance structures.

Removal of Pre-Existing Company Provisions

Every “Pre-existing Company” incorporated under the old Company Act is automatically subject to the “Pre-existing Company Provisions” of the Business Corporations Act.  The Pre-existing Company Provisions provide for continuity between the old and new legislation by continuing the application to Pre-Existing Companies of certain provisions of the old Company Act which are not contained in the Business Corporations Act.  The Company has the option of no longer being subject to these Pre-existing Company Provisions, if shareholders approve such a change.

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass a special resolution (the “Removal of PCPs Resolution”) to remove the application of the Pre-Existing Company Provisions to the Company.  The removal of the Pre-existing Company Provisions will require an amendment to the Company’s Notice of Articles which currently states that the Company is subject to the Pre-existing Existing Company Provisions.

Since the Company is a public company, only two of the Pre-Existing Company Provisions are applicable to the Company: (1) the requirement under the Company Act that special resolutions be approved by not less than ¾ of the votes cast in person or by proxy at a meeting of shareholders; and (2) the requirement under the Company Act that, subject to certain exceptions, acquisitions by the Company of its own Shares must be made on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer.

If the shareholders pass the Removal of PCPs Resolution, any subsequent special resolutions submitted to the shareholders for approval will only require approval by ⅔ rather than ¾ of votes cast by shareholders on the resolution.  The Company is required to seek approval by special resolution of the shareholders for major corporate changes including the approval of amendments to the Company’s authorized share capital, certain types of amalgamation and arrangement transactions and the continuance of the Company out of the jurisdiction of the

Business Corporations Act.  The lower threshold for approval of special resolutions permitted under the Business Corporations Act will make it easier for the Company to obtain shareholder approval for, and to give effect to, such corporate changes.  A decrease in the approval threshold is desirable if you wish to make it easier for the Company to give effect to such changes, but may not be desirable if you disagree with a particular change or believe that a greater level of approval should be obtained before giving effect to such a change.   Many other Canadian corporate statutes, including the Canada Business Corporation Act, require only a ⅔ majority to approve a special resolutions.

If the shareholders pass the Removal of PCPs resolution and the New Articles Resolutions (described below), the Company will no longer be required, in making offers to purchase its Shares, to make such offers on a proportionate basis to all shareholders.  The existing exceptions to the proportionate purchase requirement do, in many cases, allow the Company to acquire shares on a non-proportionate basis.  However, the Company believes that the requirement to acquire Shares on a proportionate basis may be overly restrictive in future transactions, where the ability to purchase some but not all of the shares may be necessary or desirable.

For the reasons described above, the board of directors is recommending that shareholders vote in favour of the Removal of PCPs Resolution.  In the event that the Removal of PCPs Resolution is not approved by the requisite majority at the Meeting, the Company will continue to be subject to the Pre-Existing Company Provisions and all special resolutions will continue to require approval by ¾ of the votes cast in person or by proxy at a meeting of the shareholders.

Additional Proposed Changes to Articles

With the repeal of the Company Act and its replacement with the Business Corporations Act, the Articles of the Company require certain minor amendments to replace references to the Company Act with references to the Business Corporations Act, to update terminology to reflect the terms used in the Business Corporations Act and to update certain administrative matters that differ under the new Business Corporations Act.  For example, management of the Company recommends that the Articles be amended to:

  remove references to the “Memorandum of the Company”, which no longer exists under the Business Corporations Act, or, where appropriate, to replace such references with a reference to the Company’s “Notice of Articles”;

  replace all references to “members” with a reference to “shareholders”, to reflect the new terminology used in the Business Corporations Act;

  replace all references to “register of members” with a reference to “central securities register”, to reflect the new terminology of the Business Corporations Act;

  replace the “Disclosure of Interest of Directors” provisions, which contain references to specific sections of the Company Act and, unlike the Business Corporations Act, do not apply to officers, with similar disclosure of interest provisions which apply to both directors and officers and reflect certain administrative requirements under the Business Corporations Act regarding the deposit of written disclosure in the Company’s records office;

  delete the provision which requires the Company to acquire its Shares on a proportionate basis from all shareholders, for the same reasons described above under “Removal of Pre-Existing Company Provisions”;

  update the indemnity provisions so that indemnification of directors and officers is no longer “subject to the Company Act”, which required the Company to obtain court approval of such indemnities, but is “Subject to the Business Corporations Act”, which gives the Company the right to indemnify current and former directors and officers of the Company and its affiliates (each an “eligible party”) without seeking court approval, and to otherwise amend the indemnity provisions of the Articles to reflect the following limitations on indemnities provided for under the Business Corporations Act:

  the Company will not be entitled to indemnify an eligible party in respect of an “eligible proceeding” where that eligible party: (a) did not act honestly and in good faith with a view to the best interests of the Company; and (b) did not have reasonable grounds for believing that their conduct was lawful; and

  the Company will not be entitled to indemnify an eligible party where the person bringing the proceeding against the eligible party is the Company or an associated corporation; and

  remove the reference to the requirement under the Company Act to publish advance notice of the election of directors in the newspaper, which is no longer required under the Business Corporations Act.

In addition to the changes above, the Company has elected at this time to take advantage of the flexibility of the new Business Corporations Act and propose the following further amendments to the articles:

  the authorized share capital of the Company will be increased from 100,000,000 to no maximum number;

  any significant change of the business of the Company, disposition of all or substantially all of the assets of the Company or a merger or plan of arrangement involving the Company must be approved by an exceptional resolution requiring ¾ of the votes cast by shareholders on the resolution; and

  the chair of the Board is required to be a director of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass a special resolution (the “New Articles Resolution”) to delete and cancel the existing Articles of the Company and to adopt articles substantially in the form attached hereto as Appendix “C” as the new Articles (the “New Articles”) of the Company.  The New Articles Resolution is annexed as Resolution No. 2 of Appendix “A” to this Information Circular.

If the New Articles Resolution is not approved, the Company will continue to operate under the existing Articles and will, where possible, interpret the existing Articles in light of the new provisions of the Business Corporations Act.

For full particulars of the changes, please refer to the full text of the proposed New Articles which are attached as Appendix “C” to this Information Circular.

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company.  In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities.  This mandate was revised, amended and restated in April 2003 and again in March 2005 in light of proposed changes to the TSX’s corporate governance guidelines, the adoption of Multilateral Instrument 52-110 – Audit Committees as well as the provisions of the Sarbanes-Oxley Act of 2002 and proposed changes to the Nasdaq’s corporate government requirements.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

Both the TSX and the Nasdaq National Market (“Nasdaq”) have established guidelines for effective governance of listed companies.  The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.

The Company’s corporate governance practices are compared with the TSX guidelines for effective corporate governance (the “TSX Guidelines”) in Appendix “D” to this Information Circular.

Composition of the Board

The Board currently consists of eight directors, six of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, John M. Willson and John H. Wright, qualify as unrelated directors under the TSX Guidelines, Multilateral Instrument 52-110 – Audit Committees and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  Five of these directors also qualify as independent directors under Nasdaq rules, but Mr. Wright is not yet independent under these rules by virtue of previously serving as President and Chief Operating Officer of the Company from 1998 until July 2003.  Mr. Wright will be independent under Nasdaq rules in July 2006.  Ross J. Beaty and Geoffrey A. Burns qualify as related directors who are not independent due to their management position with the Company.

Board Committees

The Board has established four committees:  the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee.  Each committee operates in accordance with the Board’s formal written mandate which defines its stewardship responsibilities.  Committee members are appointed annually following the Company’s annual general meeting.

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is composed of three directors, all of whom are unrelated directors for the purposes of the TSX Guidelines and all of whom are independent directors for purposes of the Nasdaq rules.  The Chairman of the Audit Committee is Paul B. Sweeney.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Sweeney has significant employment experience in finance and accounting - he currently serves as the Chief Financial Officer of Canico Resource Corp. and has in the past served as Chief Financial Officer of Manhattan Minerals Corp. - and has the requisite professional certification in accounting, as a member of the Certified General Accountants Association of British Columbia, to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the Company’s accounting, financial reporting, auditing, risk management and internal controls.  The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving unaudited interim financial statements of the Company; (c) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (d) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the Company’s independent auditors; (e) recommending to the Board the compensation to be paid to the independent auditors; (f) reviewing the scope and adequacy of audits to be conducted by the Company’s independent auditors; (g) adopting and annually reassessing the formal terms of reference for the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) reviewing all post-audit management letters containing the recommendations of the Company’s independent auditors and management’s response or follow-up thereto; (l) reviewing, monitoring and periodically assessing the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices; (m) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (n) monitoring and evaluating the adequacy of the Company’s internal accounting and audit procedures; (o) reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the independent auditor; (p) reviewing and ensuring the acceptability of the Company’s accounting principles; (q) identifying the principal financial risks of the Company; (r) overseeing management’s reporting on internal controls and ensuring that management has designed and implemented an effective system of internal controls; (s) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (t) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (u) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.  The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company.

The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:

  bookkeeping or other services related to the accounting records or financial statements of the Company;

  financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

  appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

  actuarial services;

  internal audit outsourcing services;

  management functions or human resources functions;

  broker-dealer, investment advisor or investment banking services;

  legal services; and

  expert services unrelated to audits.

As described above under the heading “Particular Matters to be Acted Upon – Appointment of Auditors”, the auditors of the Company are Deloitte & Touche LLP.  Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2004 and 2003 were as follows:

	Year ended December 31, 2004	Year ended December 31, 2003

Audit Fees	$187,084	$147,117
Audit Related Fees	--	--
Tax-Related Fees	3,826	8,300
Other Fees(1)	122,593	59,963
Total:	$314,403	$215,380

(1)

“Other fees” paid by the Company during the year ended December 31, 2004 relate to services performed in connection with:  (i) quarterly reviews of consolidated financial statements; (ii) the review and preparation of documents and financial statements in connection with the Company's offer of early conversion of its 5.25% convertible unsecured senior subordinated debentures, annual information form and base shelf prospectus; and (iii) the review and preparation of documents and financial statements in connection with the Company's acquisition of the Morococha property.

The Audit Committee approved all non-audit services provided by Deloitte & Touche LLP to the Company in 2004 and 2003.

Compensation Committee

The Compensation Committee is comprised of two directors, both of whom are unrelated directors for the purposes of the TSX Guidelines and independent directors for purposes of the Nasdaq rules.  The Chairman of the Compensation Committee is John M. Willson.  The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s stock option plan, and delivers an annual report to shareholders on executive compensation.

Environmental Committee

The Environmental Committee consists of eight directors (which represents all of the members of the Board), six of whom are unrelated directors for the purposes of the TSX Guidelines and five of whom are independent directors for purposes of the Nasdaq rules.  The Chairman of the Environmental Committee, Ross J. Beaty, is a related director.  The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which is operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”).  The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and in connection therewith have established policies, programs and practices for conducting mining operations and mineral exploration and exploitation in an environmentally sound and locally acceptable manner.  The Environmental Committee ensures that an audit is made, not less than annually, of all exploration, construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries to assess consistency with the Global Statement.

Nominating and Governance Committee

The Nominating and Governance Committee consists of two directors, both of whom are unrelated directors for the purposes of the TSX Guidelines and independent directors for purposes of the Nasdaq rules.  The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee: oversees the effective functioning of the Board; oversees the relationship between the Board and management of the Company; ensures that the Board can function independently of management at such times as is desirable or necessary; assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board; and reviews the qualifications of possible nominees for, and current members, of the Board.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (iii) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company; (v) the directorships held by the Company’s directors and officers in other corporations; (vi) the Company’s nominees on the boards of directors of its subsidiaries and other corporations; and (vii) the corporate objectives which the Chief Executive Officer of the Company is responsible for meeting, the assessment of the Chief Executive Officer of the Company by the Board against these objectives and the appropriateness of the duties and responsibilities of the Chief Executive Officer.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2004:

Director	Board	Audit	Compensation	Nominating and Governance	Environmental
	9 meetings	5 meetings	3 meetings	1 meeting	2 meetings
ROSS J. BEATY	9	-	-	-	2
GEOFFREY A. BURNS	9	-	-	-	2
WILLIAM A. FLECKENSTEIN	9	-	-	1	2
MICHAEL LARSON	7	-	-	-	1
MICHAEL J.J. MALONEY	9	5	3	1	2
PAUL B. SWEENEY	7	5	-	-	2
JOHN M. WILLSON	9	5	3	-	2
JOHN H. WRIGHT	9	-	-	-	2

Standards of Ethical Conduct

As part of its stewardship responsibilities, the Board has approved formal “Standards of Ethical Conduct” that are designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The standards are applicable to all the Company’s directors, officers and employees.  The full text of these standards is available free of charge to any person upon request from the General Counsel and Corporate Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

Directors’ and Officers’ Liability Insurance

The Company maintains two Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 18, 2004 (the “Policy Year”) with an aggregate limit on liability of $10,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  The insured company would bear the first $200,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $350,000 of any loss.

The Company paid aggregate premiums of $304,700 for such insurance for the Policy Year.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s Chairman, Chief Executive Officer, the Company’s Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a “Named Executive Officer”) during the three most recently completed financial years.

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Shares Under Option Granted	All Other Compensation

ROSS J. BEATY(1) Chairman	2004 2003 2002	130,616 127,266 101,424	56,672 38,565(2)	- - -	- - 100,000	- -

GEOFFREY A. BURNS President and Chief Executive Officer	2004 2003	230,500 154,600	70,343 38,565(2)	- 27,570(3)	- 320,000	- -

A. ROBERT DOYLE Chief Financial Officer	2004	144,139	36,632	-	120,000	-

ANDRÉS DASSO Executive Director of Pan American Silver Peru, S.A.	2004 2003 2002	192,000 160,000 160,000	53,280 29,343(2) -	- - -	- - 25,000	- -

STEVEN BUSBY Senior Vice President, Project Development & Technical Services	2004 2003	163,655 65,625	50,120 20,823(2)	- -	- 200,000	- -

ANDREW POOLER Senior Vice President, Mining Operations	2004 2003	157,500 52,500	50,120 16,190(2)	- -	- 200,000	- -

(1)

Ross Beaty ceased to be Chief Executive Officer on May 11, 2004.

(2)

Represents the cash value of Shares issued in connection with a share bonus to certain senior officers of the Company or its subsidiaries in respect of the year ended December 31, 2003.  These Shares were only issued following regulatory and shareholder approval.

(3)

Represents consulting fees paid by the Company to Mr. Burns, prior to him becoming a senior officer of the Company.

Long-Term Incentive Plan

The Company does not presently have a long-term incentive plan for its executive officers.

Stock Options

The Company’s current Plan governing the Company’s issuance of stock options was established by the Board on March 26, 1998 (and approved by shareholders on May 5, 1998, and amended as approved by shareholders on May 20, 1999, May 11, 2000, September 5, 2002 and May 11, 2004).  The Plan provides for the granting of options to purchase Shares to executive officers, directors and “Service Providers” of the Company.  A “Service Provider” is defined as:  (i) an employee of the Company; (ii) a person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and (iii) a person who provides ongoing management or consulting services to the Company or any entity controlled by the Company indirectly through a company that is itself a Service Provider.

The purpose of granting such options is to assist the Company in attracting, retaining and motivating executive officers, directors and Service Providers and to more closely align the personal interests of such executive officers, directors and Service Providers to those of the shareholders.  The Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

The Plan complies with the rules set forth for such plans by the TSX.

The term of any options granted under the Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Shares are listed.  Any grant of options under the Plan will be within the discretion of the Board, subject to the condition that the maximum number of Shares which may be issuable under the Plan shall be 7,000,000 Shares or such additional amount as the Company’s shareholders may approve from time to time.  This maximum number includes both Shares previously issued upon the exercise of options over the entire term of the Plan since March 26, 1998 and Shares issuable under outstanding options under the Plan.  In addition, the number of Shares issuable under the Plan to any one optionee or in the aggregate to insiders of the Company must not, when combined with all of the Company’s previously established or proposed share compensation arrangements, exceed 5% and 10%, respectively, of the total number of issued and outstanding Shares on a non-diluted basis.  The number of Shares which may be issuable under the Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue.  The exercise price of options granted under the Plan will be set as the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days (in which at least one board lot of the Shares were traded) prior to the date the option was granted.  Under the Plan, options are non-assignable and non-transferable.  The options granted under the Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability.  In the event of termination for cause, the options granted under the Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider.  In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability.  The Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Shares outstanding.  As at March 7, 2005 there were options outstanding under the Plan to acquire up to 1,578,142 Shares.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Plan.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Plan.  See “Particular Matters to be Acted Upon – Approval of Amendments to Stock Option Plan”.

The following table sets forth information concerning options granted to the Named Executive Officers during the Company’s most recently completed financial year.  No stock appreciation rights are outstanding and it is currently intended that none be issued.

Option Grants During the Most Recently Completed Financial Year

Name	Number of Securities Under Options	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Securities)	Expiry Date

A. ROBERT DOYLE Chief Financial Officer	120,000	21	Cdn. $16.50	Cdn. $18.46	January 2, 2009

The following table sets forth information concerning the exercise of options under the Plan during the financial year ended December 31, 2004 and the value at December 31, 2004 of unexercised in-the-money options under the Plan held by each of the Named Executive Officers.

Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise	Aggregate Realized Value (US$)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at Financial Year End Exercisable (US$)/ Unexercisable (US$)

ROSS J. BEATY Chairman	40,000	499,416	255,000/ Nil	2,594,404/ Nil

GEOFFREY A. BURNS President and Chief Executive Officer	75,000	636,025	10,000/ 160,000	85,935/ 1,374,964

A. ROBERT DOYLE Chief Financial Officer	30,000	137,163	30,000/ 60,000	68,132/ 136,265

ANDRES DASSO Executive Director of Pan American Silver Peru, S.A.	5,000	32,885	5,000/ Nil	37,976/ Nil

STEVEN BUSBY Senior Vice President, Project Development & Technical Services	40,000	362,499	10,000/ 100,000	80,444/ 804,447

ANDREW POOLER Senior Vice President, Mining Operations	50,000	323,852	Nil/ 100,000	Nil/ 749,541

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Geoffrey A. Burns, the Company’s President and Chief Executive Officer; Robert Doyle, the Company’s Chief Financial Officer; Andrew Pooler, the Company’s Senior Vice-President of Mine Operations; and Steven L. Busby, the Company’s Senior Vice President of Project Development and Technical Services are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary, discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance. Each contract further provides for reimbursement of reasonable employment related expenses, including a one-time reimbursement for moving expenses.  In addition to these terms, the employment contract of Geoffrey A. Burns provides for a signing bonus and the use of a parking stall. The employment contracts also provide for termination payments in certain circumstances.  In the event of termination without just cause, all four of the employment contracts provide for a termination payment equal to one year’s annual salary (and in the case of Geoffrey A. Burns, plus one month’s salary for each fully completed year of continuous employment with the Company).  For Robert Doyle, Andrew Pooler, and Steven L. Busby, their contracts further provide that if they resign within six months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees, they are entitled to a termination payment equal to one years’ annual salary together with benefits for a twelve-month period. For Geoffrey A. Burns, his contract provides that a resignation under the same circumstances entitles him to a termination payment equal to two years’ annual salary together with benefits for a twelve-month period.

Compensation Committee

The Company has a compensation committee comprised of the following directors:  John M. Willson and Michael J.J. Maloney.  The Chairman of the compensation committee is John M. Willson.  The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope of operations.  The structure complies with the Company’s statement of Compensation Philosophy which was adopted in February 2005.  Each executive officer’s position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the Compensation Committee’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of four major components:  base salary, participation in the Company’s Annual Incentive Plan, stock options and extended group benefits.

Base salary ranges are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope of operations.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management.  For 2005, the Company increased the base salary of a number of its executive officers in respect of their performance during the financial year ended December 31, 2004, including the Chairman, President and CEO, Senior Vice President, Operations, Senior Vice President, Projects and the CFO, in recognition of the Company’s success in increasing its base of producing silver properties with the acquisition of an interest in the Morococho mine, the strong performance of the Company’s share price and in light of compensation trends among comparable resource companies.

The second component of the executive officers’ compensation is an annual cash or share bonus earned under the guidelines of the Company’s Annual Incentive Plan.  In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses.  To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include Pan American’s performance primarily measured against its annual budget as approved by the Board and each executive officer’s individual targets, set based on each position’s relative responsibilities, accountabilities and contribution.  For 2004, the Company agreed to pay an aggregate cash bonus of $520,877 to 16 senior managers and executive officers of the Company and certain of its subsidiaries predominantly in consideration of the Company’s 30% production increase, six-fold increase in mine operating earnings, strengthened balance sheet and success in expanding the Company’s base of producing silver mines through acquisitions.  For 2003, the Company issued 16,058 Shares to nine senior executive officers as a bonus.  The Compensation Committee and the Board will next consider the issuance of cash or share bonuses to executive officers and employees at or about the end of the Company’s next financial year.

The third component of the executive officers’ compensation is stock options.  The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Company’s Plan.  Grants of stock options are intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders.  Options were last granted to executive officers generally in December 2002 and are granted to newly hired executive officers at the time of their initial employment.  The Company places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company’s cash.

The fourth component of the executive officers’ compensation is extended group benefits.  The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.

The Company’s compensation practices will be regularly monitored by the Compensation Committee and will be modified as required, to ensure it maintains its competitiveness and that it appropriately recognizes growth and change within the organization.

Mr. Geoffrey A Burns, the President and Chief Executive Officer of the Company, has a current base salary of $201,600 (Mr. Burns’ compensation is paid in Canadian dollars.  The United States/Canadian dollar rate of exchange used for conversion is Cdn$1.00 = US$0.768).  The overall base salary compensation for Mr. Burns is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope of operations.  For the year ended December 31, 2004, the compensation committee determined that Mr. Burns’ bonus was based on his personal contribution to the Company’s 30% production increase, strengthened balance sheet, the Company’s success in expanding the Company’s base of producing silver mines through acquisitions and significant increase in mine operating earnings.

 JOHN M.  WILLSON

MICHAEL J.J. MALONEY

Compensation of Directors

For the year ended December 31, 2004, each non-executive director of the Company has received either:

(i)

a $13,000 annual cash retainer, paid quarterly, a single $1,500 annual fee for all meetings of the Board and any committees thereof during the year and options to purchase up to 8,000 Shares pursuant to the Plan which are fully vested and with a term of five years.  Messrs. Sweeney, Willson and Wright received this compensation; or

(ii)

a single $1,500 annual fee for all meetings of the Board and any committees thereof during the year and options to purchase up to 22,000 Shares under the Plan, which are fully vested and with a term of five years.  Messrs. Fleckenstein, Maloney and Larson received this compensation.

In 2005 the directors’ compensation was amended so that each non-executive director will receive annual compensation, starting on the date of the Meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual general meeting, of:

(i)

Shares having a value of US$70,000 based on the 10-day weighted average of the Company’s stock on Nasdaq immediately prior to the Meeting; or

(ii)

options to purchase Shares, having a value of US$70,000, according to the Black-Scholes formula.  The exercise price of such options will be equal to the weighted average trading price of the Company’s common shares on Nasdaq on the five trading days (on which at least one board lot of the common shares was traded) prior to the Meeting.  The options will be exercisable immediately and will expire ten years after the date on which they were granted.

The Company will reimburse its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.  Each Chair of a Board committee will receive $3,000 annually and each director on a Board committee will receive $1,000 for each committee meeting attended.

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P/TSX Composite Index, for the financial years ended December 31, 2004, 2003, 2002, 2001 and 2000:

	December 31,
	PAA	Base	TSE 300	Base

December 31, 1999	$ 7.75	100.00	8,406	100.00
December 31, 2000	$ 4.10	52.90	8,934	106.28
December 31, 2001	$ 6.71	86.58	7,688	91.46
December 31, 2002	$ 12.28	158.45	6,615	78.69
December 31, 2003	$ 18.46	238.19	8,221	97.80
December 31, 2004	$ 19.23	248.13	9,247	110.00

Interest of Insiders in Material Transactions

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contracts

There are no other management functions of the Company which are, to any substantial degree, performed by a person other than the directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year.  Copies of the financial statements and MD&A are available upon request to the Controller and Corporate Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Copies of the above documents will be provided free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or Company who is not a shareholders of the Company and who requests a copy of any such document.

Approval of this Circular

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 18, 2005.

DATED at Vancouver, British Columbia, this 18 day of March, 2005.

BY ORDER OF THE BOARD

(signed) ROBERT PIROOZ,

General Counsel and Secretary

APPENDIX “A”

PAN AMERICAN SILVER CORP.

PROPOSED RESOLUTIONS

Resolution No. 1

Ordinary resolution of the Meeting approving an amendment to the Company’s Stock Option Plan.

“WHEREAS:

A.

Section 3.2 of the Company’s Stock Option Plan approved by the Board on March 26, 1998 and approved by the members of the Company on May 5, 1998 and amended by the members of the Company on May 20, 1999, May 11, 2000, September 5, 2002 and May 11, 2004 (the “Plan”) provides that the maximum number of shares which may be issuable pursuant to options granted under the Plan shall be 7,000,000 or such additional amount as may be approved from time to time by the shareholders of the Company; and

B.

The Shareholders of the Company wish to amend and restate the terms of the Plan to change the maximum number of shares issuable under the Plan from a fixed amount to a variable amount equal to 10% of the issued and outstanding common shares in the Capital of the Company on a non-diluted basis; and

C.

The Shareholders further wish to amend the Plan to grant to the Board the power and authority to amend the terms of previously granted options upon the resignation or termination of that option holder’s employment with the Company or in such other circumstances as the Board sees fit and to accelerate vesting of options in certain circumstances;

BE IT RESOLVED that:

1.

Subject to the receipt of all necessary regulatory approvals, Section 3.2 of the Plan be amended to change the maximum number of shares which may be issuable pursuant to options granted under the plan to variable amount equal to 10% of the issued and outstanding common shares in the capital of the Company;

2.

Subject to the receipt of all necessary regulatory approvals, Part 4 the Plan be amended to grant to the Board the power to amend the terms of an option granted to an employee or consultant of the Company, if such employee or consultant resigns or is terminated from employment with the Company or in other such circumstances as the Board sees fit.  The Board will not amend the terms of options held by an insider of the Company without first receiving the required level of shareholder approval;

3.

Subject to the receipt of all necessary regulatory approvals, Part 4 of the Plan be amended to grant to the Company the right to, during the term of any stock option granted by the Company, give 30 days notice in writing that all options outstanding under the Plan that have not vested at the time of the notice are immediately deemed vested, and all options outstanding under the Plan that have not been exercised will terminate and be of no force and effect unless such options are exercised within 30 days;

4.

The above amendment and restatement of the Plan by the Board, substantially as set out in Appendix “B” to this Information Circular, is hereby ratified, approved and confirmed; and

5.

Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company’s common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with regulatory authorities or otherwise, and distribute, al documents and information which may, in the opinion of such person, be necessary or desirable to implement to this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action.”

Resolution No. 2

Special resolution of the Meeting approving an alteration to the Company’s Notice of Articles and Articles.

ALTERATION OF NOTICE OF ARTICLES

“WHEREAS:

A.

The Company, as a pre-existing British Columbia company, will be filing a transition application (the “Transition Application”) that contains a notice of articles (the “Notice of Articles”) with the Registrar of Companies for British Columbia as required by the British Columbia Business Corporations Act (the “Act”);

B.

The Notice of Articles contains a statement that the Pre-existing Company Provisions contained in the regulations to the Act (the “PCPs”) apply to the Company; and

C.

After filing the Transition Application with the Registrar of Companies for British Columbia, the Company wishes to alter its Notice of Articles to remove the application of the PCPs and increase the authorized share capital in the company from 100,000,000 to no maximum number:

BE IT RESOLVED as a special resolution that after filing the Transition Application with the Registrar of Companies for British Columbia:

1.

the Notice of Articles of the Company be altered to remove the application of the PCPs;

2.

the Company’s authorized share structure be increased from 100,000,000 to no maximum number;

3.

subject to paragraph (d) of this resolution below, the solicitors for the Company are authorized and directed to electronically file a notice of alteration with the Registrar of Companies for British Columbia to effect the change authorized by paragraph (a) and (b) of this resolution above; and

4.

the notice of alteration shall not be filed with the Registrar of Companies for British Columbia unless and until this resolution has been received for deposit at the Company’s records office and the Transition Application has been filed with the Registrar of Companies for British Columbia.”

ALTERATION OF ARTICLES

“WHEREAS:

A.

Pursuant to the resolutions above, the Company, as a pre-existing British Columbia company, will be filing a transition application (the “Transition Application”) that contains a notice of articles (the “Notice of Articles”) with the Registrar of Companies for British Columbia as required by the British Columbia Business Corporations Act (the “Act”), and will be filing a notice of alteration (the “Notice of Alteration”) with the Registrar of Companies for British Columbia to alter its Notice of Articles, together with contained in the regulations to the Act; and

B.

After filing the Transition Application and the Notice of Alteration with the Registrar of Companies for British Columbia, the Company wishes to adopt a new form of articles in order to take advantage of various provisions under the Act;

BE IT RESOLVED as a special resolution that after filing the Transition Application and the Notice of Alteration with the Registrar of Companies for British Columbia:

1.

the existing articles of the Company be deleted in their entirety and that the form of articles attached hereto as Appendix “C” be adopted as the articles of the Company; and

2.

the alterations made to the Company’s articles pursuant to this resolution shall take effect immediately after the Transition Application and the Notice of Alteration have been filed with the Registrar of Companies for British Columbia and this resolution has been received for deposit at the Company’s records office.

APPENDIX “B”

PAN AMERICAN SILVER CORP.

STOCK OPTION AND STOCK BONUS PLAN

1.

PURPOSE OF THE PLAN

Pan American Silver Corp. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Pan American Silver Corp. Stock Option and Stock Bonus Plan” (the “Plan”).  The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the progress of the Company by:  (i) granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the weighted average market price on the five trading days prior to the date the option is granted; or (ii) issuing to such individuals common shares in the capital of the Company.

2.

DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1

“Associate” means an associate as defined in the Securities Act (British Columbia).

2.2

“Board” means the board of directors of the Company.

2.3

“Bonus Shares” has the meaning ascribed thereto in section 6.1 of this Plan.

2.4

“Company” means Pan American Silver Corp. and its successors.

2.5

“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)

acting as a director or officer of the Company or its subsidiaries.

2.6

“Exchanges” means the Toronto Stock Exchange and the Nasdaq National Market, and, if applicable, any other stock exchange or securities market on which the Shares are listed.

2.7

“Expiry Date” means the date set by the Board under section 3.1 of this Plan, representing the last date on which an Option may be exercised.

2.8

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.9

“Insider” means:

(a)

an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.10

“Market Price” of Shares at any date means the weighted average trading price of the Shares on the Toronto Stock Exchange or the Nasdaq National Market as selected by the Board or, if the Shares are listed on neither the Toronto Stock Exchange nor the Nasdaq National Market, such other stock exchange or securities market on which Shares are listed as is selected by the Board, on the five trading days (on which at least one board lot of the Shares was traded) prior to such date.

2.11

“Option” means an option to purchase Shares granted pursuant to this Plan.

2.12

“Option Agreement” means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

2.13

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5 of this Plan.

2.14

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.15

“Optionee” means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.16

“Plan” means this Pan American Silver Corp. Stock Option and Stock Bonus Plan.

2.17

“Service Provider” means:

(a)

an employee of the Company or any of its subsidiaries;

(b)

any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c)

any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection 2.17(b) of this Plan.

2.18

“Shares” means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to section 5 of this Plan, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.19

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5 of this Plan, such adjustments to be cumulative.

3.

GRANT OF OPTIONS

3.1

Option Terms.  The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and any of its subsidiaries.  The Option Price under each Option shall be the Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years from the Grant Date.  Any Options which are exercised, expire or terminated will be available for re-granting under the Plan.  Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine.

3.2

Limits on Shares Issuable on Exercise of Options and on the Grant of Bonus Shares. The maximum number of Shares which may be issuable pursuant to Options granted or Bonus Shares issued under the Plan shall be equal to, but will not exceed at any time, 10% of the total number of the issued and outstanding common shares in the capital of the Company as of the Grant Date on a non-diluted basis.  The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The number of Shares which may be reserved for issuance pursuant to Options granted to Insiders under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The number of Option Shares and Bonus Shares which may be issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

(b)

to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

For the purposes of this section, Option Shares and Bonus Shares issued pursuant to an entitlement granted prior to the Optionee or recipient of the Bonus Shares becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.  For the purposes of subsections (a) and (b) above, “outstanding issue” is determined on the basis of the number of common shares in the capital of the Company that are outstanding immediately prior to the Option Share or Bonus Share issuance in question, excluding common shares in the capital of the Company issued pursuant to share compensation arrangements prior to such one-year period.

3.3

Option Agreements.  Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.

EXERCISE OF OPTION

4.1

Manner of Exercise.  An Option shall be exercisable by the Optionee delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon the Company’s receipt of such notice and payment there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

(a)

the Option shall not have been validly exercised; and

(b)

the Option shall no longer be exercisable unless the Board determines otherwise.

4.2

General Rule.  Subject to section 4.3 of this Plan, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.3

Termination of Affiliation.  If an Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

(a)

Resignation or Ceasing to Hold Office.  If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider set out in subsection 2.17(c) of this Plan, the Optionee’s employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or Service Provider), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be a director, officer or Service Provider;

(b)

Death.  Notwithstanding subsection 4.3(a) of this Plan, if the Optionee ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

(c)

For Cause.  Notwithstanding subsection 4.3(a) of this Plan, if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider set out in subsection 2.17(c) of this Plan, the Optionee’s employer:

(i)

ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee’s employer is employed or engaged;

(ii)

ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(iii)

ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer or Service Provider.

4.4

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement.  If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.17(c) of this Plan, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company and any of its subsidiaries, the loss of the right to purchase Shares pursuant to section 4.3 of this Plan shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

4.5

Amendment of Options by the Board.  Notwithstanding subsections 4.3(a) and 4.3(c) of this Plan, the Board reserves the right to amend the terms of an Option granted to any Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.17(c) of this Plan, the Optionee’s employer, if such party resigns or is terminated from employment or engagement with the Company and any of its subsidiaries or such other circumstances as the Board sees fit.  The Board shall be entitled, but in no way obligated, to amend the number of Option Shares which an Optionee may purchase under an Option, the Expiry Date of an Optionee’s Option and the Option Price.

4.6

Amendment of Options of holders by the Board.  Notwithstanding section 4.5 of this Plan, the Board will not amend the terms of any option held by an insider without first receiving the requisite shareholder approval.

4.7

Accelerated Vesting and Termination.  The Company may, during the term of any Option, give 30 days notice in writing to all of the Optionees that all Options outstanding under the Plan that have not vested as at the time of the notice are immediately deemed vested, and all Options outstanding under the Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the Optionees exercise such Options before their termination on the 30th day after delivery of the notice.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization.  Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution.  Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the board of directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3

Corporate Organization.  Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2 of this Plan;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

5.4

No Fractional Shares.  No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded.  Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

6.

BONUS SHARES

6.1

Allotment and Issuance.  The Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 50,000 common shares (“Bonus Shares”), in each calendar year, to those directors, officers and Service Providers of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.

6.2

Consideration.  The Bonus shares will be issued in consideration of the fair value of the extraordinary contribution of the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

6.3

Board Discretion.  Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.  The Bonus Shares available for distribution in any year will be included for the purposes of calculating the amounts set out in section 3.2 of this Plan.

7.

MISCELLANEOUS

7.1

Form of Notice.  A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

7.2

Right to Employment.  Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee’s right to continued employment with the Company or its subsidiaries or the Company’s right to terminate such employment.

7.3

Amendment and Waiver.  Subject to pre-clearance with the Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.2 of this Plan will require the approval of shareholders of the Company.

7.4

No Assignment.  No Optionee may assign any of his rights under the Plan.

7.5

Conflict.  In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

7.6

Time of Essence.  Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

7.7

Entire Agreement.  This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

PAN AMERICAN SILVER CORP.

STOCK OPTION AND STOCK BONUS PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Pan American Silver Corp. (“the Company”) and the Optionee named below pursuant to the Pan American Silver Corp. Stock Option and Stock Bonus Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

(a)

on _________________, ______ (the “Grant Date”);

(b)

________________________________ (the “Optionee”);

(c)

was granted the option to purchase ____________ Common Shares (the “Option Shares”) of the Company;

(d)

for the price (the “Option Price”) of $__________ per share;

(e)

which will become exercisable up to, but not after ___________, _____ (the “Expiry Date”), as follows:

(i)

up to ____________ Option Shares after ______________;

(ii)

up to ____________ Option Shares after ______________;

(iii)

up to ____________ Option Shares after ______________; and

(iv)

up to ____________ Option Shares after ______________,

all on terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ______________, _________.

PAN AMERICAN SILVER CORP.

By:

Optionee

Authorized Signatory

By:

Authorized Signatory

B-i

APPENDIX “C”

BUSINESS CORPORATIONS ACT

ARTICLES

- of -

PAN AMERICAN SILVER CORP.

TABLE OF CONTENTS

PART 1

INTERPRETATION

1

1.1

Definitions

1

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

1

1.3

Consistency

1

1.4

Agreement with Business Corporations Act

1

PART 2

ALTERATIONS

2

2.1

Directors’ Resolution

2

2.2

Ordinary Resolution

3

2.3

Special Resolution

3

2.4

Special Majority

4

2.5

Special Separate Majority

4

2.6

Exceptional Resolutions

4

2.7

Exceptional Majority

4

2.8

Consent Resolution

4

2.9

Ordinary Resolution Sufficient

4

PART 3

SHARE CERTIFICATES

4

3.1

Form of Certificate

4

3.2

Mailing of Certificates

4

3.3

Signature on Certificate

5

3.4

Replacement of Lost or Destroyed Certificate

5

3.5

Consolidation of Certificates

5

3.6

Fee for Certificates

5

3.7

Non-Recognition of Trusts

5

3.8

Central Securities Register

5

3.9

Branch Registers

5

PART 4

ISSUE, TRANSFER AND TRANSMISSION OF SHARES

5

4.1

Directors Authorized to Issue Shares

5

4.2

Transferability and Instrument of Transfer

6

4.3

Submission of Instruments of Transfer

6

4.4

Authority in Instrument of Transfer

6

4.5

Enquiry as to Title Not Required

6

4.6

Transfer Fee

6

4.7

Commission or Discount

6

4.8

Personal Representative Recognized

6

4.9

Jointly Held Shares

6

PART 5

PURCHASE OF SHARES

7

5.1

Company Authorized to Purchase its Shares

7

C-i

5.2

Redemption of Part of a Class of Shares

7

PART 6

BORROWING POWERS

7

6.1

Powers of Directors

7

6.2

Negotiability of Debt Obligations

7

6.3

Special Rights on Debt Obligations

7

6.4

Execution of Debt Obligations

7

PART 7

GENERAL MEETINGS

8

7.1

Location of General Meetings

8

7.2

Notice of General Meetings

8

7.3

Extraordinary General Meetings

8

7.4

Convening Extraordinary General Meetings

8

7.5

Waiver of Notice

8

7.6

Record Date for Notice

8

7.7

Failure to Give Notice

8

7.8

Postponement

8

7.9

Notice of Special Business at General Meeting

8

PART 8

PROCEEDINGS AT GENERAL MEETINGS

9

8.1

Special Business

9

8.2

Quorum

9

8.3

Requirement of Quorum

9

8.4

Lack of Quorum

9

8.5

Chair

9

8.6

Solicitor May Act as Chair

10

8.7

Adjournments

10

8.8

Voting

10

8.9

Resolution Need Not Be Seconded

10

8.10

Casting Vote

10

8.11

Manner of Taking Ballot

10

8.12

Splitting Votes

10

8.13

Demand for Ballot Not to Prevent Continuance of Meeting

10

8.14

Retention of Ballots and Proxies

10

8.15

Polls

11

PART 9

VOTES OF SHAREHOLDERS

11

9.1

Number of Votes Per Share or Shareholder

11

9.2

Votes of Persons in Representative Capacity

11

9.3

Votes by Joint Holders

11

9.4

Representative of a corporate shareholder

11

9.5

Shareholder of Unsound Mind

12

9.6

Proxy of Shareholder of Unsound Mind

12

9.7

Appointment of Proxy Holders

12

9.8

Execution of Proxy Instrument

12

9.9

Qualification of Proxy Holder

12

9.10

Deposit of Proxy

12

9.11

Validity of proxy vote

13

9.12

Form of Proxy

13

9.13

Revocation of Proxy

13

9.14

Revocation of Proxy Will Be Signed

13

9.15

Spoiled Form of Proxy

14

C-ii

PART 10

DIRECTORS

14

10.1

General Authority

14

10.2

Number of Directors

14

10.3

Directors’ Acts Valid Despite Vacancy

14

10.4

Qualification of Directors

14

10.5

Remuneration and Expenses of Directors

14

10.6

Right to Office and Contract with Company

14

10.7

Director Acting in Professional Capacity

15

10.8

Alternate Directors

15

10.9

Interested Directors

15

10.10

Interested Director may be Director of Other Corporation

15

PART 11

ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS

15

11.1

Election and Appointment

15

11.2

Elections and Appointments at Annual General Meetings

15

11.3

Filling a Casual Vacancy

15

11.4

Power to Appoint Additional Directors

15

11.5

Removal of Directors

16

PART 12

PROCEEDINGS OF DIRECTORS

16

12.1

Meetings and Quorum

16

12.2

Chair

16

12.3

Call and Notice of Meetings

16

12.4

Validity of Meeting Despite Failure to Give Notice

16

12.5

Meeting Participation

16

12.6

Competence of Quorum

16

12.7

Committees

16

12.8

Validity of Meeting if Directorship Deficient

16

12.9

Majority Rule and Casting Vote

17

12.10

Resolutions in Writing

17

PART 13

OFFICERS

17

13.1

Appointment of Officers

17

PART 14

DIVIDENDS

17

14.1

Declaration of Dividends

17

14.2

Dividend Bears No Interest

17

14.3

Payment in Specie

17

14.4

Fractional Interests

17

14.5

Payment of Dividends

17

14.6

Receipt by Joint Shareholders

17

PART 15

ACCOUNTING RECORDS AND AUDITORS

18

15.1

Accounts to be Kept

18

15.2

Location of Accounts

18

15.3

Inspection by Shareholder

18

15.4

Remuneration of Auditors

18

PART 16

SENDING OF RECORDS

18

16.1

Manner of Sending Records

18

16.2

Sending to Joint Holders

18

16.3

Notice to Trustees

18

C-iii

16.4

Date Record Deemed Received

19

PART 17

NOTICES

19

17.1

Minimum Number of Days

19

17.2

Persons to Receive Notice

19

17.3

Manner of Sending Notice

19

PART 18

EXECUTION OF DOCUMENTS

19

18.1

Seal Optional

19

18.2

Official Seal

19

18.3

Affixing of Seal to Documents

19

PART 19

INDEMNIFICATION

20

19.1

Definitions

20

19.2

Mandatory Indemnification of Eligible Parties

20

19.3

Non-Compliance with Business Corporations Act

21

19.4

Advance Expenses

21

19.5

Indemnity Restricted

21

19.6

Company May Purchase Insurance

21

PART 20

AUTHORIZED SHARE STRUCTURE

21

20.1

Described in Notice of Articles

21

PART 21

RESTRICTIONS ON BUSINESS OR POWERS

21

21.1

No Restrictions

21

C-iv

BUSINESS CORPORATIONS ACT

ARTICLES

- of -

PAN AMERICAN SILVER CORP.

Incorporation number: 187665

PART  1 – INTERPRETATION

1.1

Definitions.  In these Articles, unless the context otherwise requires:

(a)

“Board of Directors” or “Board” or “the directors” means the directors or the sole director of the Company for the time being;

(b)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments to that Act and includes all regulations and amendments made pursuant to that Act;

(c)

“Company” means the company named at the head of these articles;

(d)

“prescribed address” of a director means the address as recorded in the register of directors to be kept pursuant to the Business Corporations Act;

(e)

“registered address” of a shareholder means the last known address of that shareholder as recorded in the central securities register to be kept pursuant to the Business Corporations Act;

(f)

“registered owner”, when used with respect to a share of the Company, means the person registered in the central securities register as the shareholder in respect of such share.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable.  The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act (British Columbia), with the necessary changes and so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment.  If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act prevails in relation to the use of the term in these Articles.  If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act prevails.

1.3

Consistency.  Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

1.4

Agreement with Business Corporations Act.  Any words or phrases defined in the Business Corporations Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

PART  2 – ALTERATIONS

2.1

Directors’ Resolution.  Subject to the Business Corporations Act, the Company may, by a resolution of the directors:

(a)

if the special rights and restrictions attached to shares of a class so authorize:

(i)

create one or more series of shares out of a class of shares, and before the issue of any shares of such series:

(A)

determine the maximum number or determine that there is no maximum number of shares that the Company is authorized to issue for such series of shares created;

(B)

create and attach special rights or restrictions to the shares of any such series of shares created; and

(C)

create an identifying name for the shares of any such series of shares created;

(ii)

for a series of shares of which there are no issued shares:

(A)

alter any determination of the number of shares of which the series shall consist;

(B)

alter any special rights or restrictions attached to the shares of the series of shares; or

(C)

alter the identifying name of shares of the series of shares;

(b)

redeem or repurchase shares;

(c)

accept a surrender of shares by way of gift or for cancellation;

(d)

convert fractional shares into whole shares on a subdivision or consolidation of shares or on a redemption, purchase or surrender of shares;

(e)

change its name;

(f)

adopt or change a translation of its name;

(g)

subdivide all or any of its unissued shares with par value into shares of smaller par value;

(h)

subdivide all or any of its unissued shares without par value;

(i)

consolidate all or any of its unissued shares with par value into shares of larger par value;

(j)

consolidate all or any of its unissued shares without par value;

(k)

eliminate any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

(l)

change all or any of its unissued shares with par value into shares without par value;

(m)

change all or any of its unissued shares without par value into shares with par value; or

(n)

alter the identifying name of any of its classes of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.2

Ordinary Resolution.  Subject to the Business Corporations Act, the Company may, by an ordinary resolution:

(a)

establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares;

(c)

for a class of shares of which there are no issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class of shares; or

(d)

for a class of shares of which there are no issued shares, vary or delete any special rights or restrictions attached to the shares of the class of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.3

Special Resolution.  Subject to the Business Corporations Act, the Company may, by a special resolution:

(a)

alter its notice of articles;

(b)

alter these Articles;

(c)

create one or more classes of shares;

(d)

subdivide all or any of its fully paid issued shares with par value into shares of smaller par value;

(e)

subdivide all or any of its fully paid issued shares without par value;

(f)

consolidate all or any of its fully paid issued shares with par value into shares of larger par value;

(g)

consolidate all or any of its fully paid issued shares without par value;

(h)

if the Company is authorized to issue shares of a class of shares with par value;

(ii)

subject to the Business Corporations Act, decrease the par value of those shares, or

(iiii)

increase the par value of those shares if none of the shares of that class of shares are allotted or issued;

(i)

change all or any of its fully paid issued shares with par value into shares without par value;

(j)

for a class or series of shares of which there are issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class or series of shares;

(k)

for a class or series of shares of which there are issued shares, vary or delete any special rights or restrictions attached to the shares of the class or series of shares; or

(l)

otherwise alter its authorized share structure when required or permitted to do so by the Business Corporations Act.

2.4

Special Majority.  The majority of votes required for the Company to pass a special resolution at a general meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at general meetings.

2.5

Special Separate Majority.  The majority of votes required to pass a special separate resolution at a class meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at the class meeting.

2.6

Exceptional Resolutions.  Subject to the Business Corporations Act, the Company may, by an exceptional resolution:

(a)

substantially change the business of the Company;

(b)

dispose of all or substantially all of the assets of the Company; or

(c)

enter into a merger or plan of arrangement.

2.7

Exceptional Majority.  The majority of votes required to pass an exceptional resolution at a general meeting is ¾ of the votes cast on the resolution by shareholders voting shares that carry the right to vote at general meetings.

2.8

Consent Resolution.  A consent resolution in writing, whether by signed documents, fax, e-mail or any other method of transmitting legibly recorded messages, of shareholders or directors or a committee of directors is as valid as if it had been passed at a duly called and held meeting of the shareholders, directors or committee, as the case may be.  The consent resolution may be executed in any number of counterparts, each of which when executed and delivered (by fax or otherwise) is deemed to be an original, and all of which together constitute one consent resolution in writing.

2.9

Ordinary Resolution Sufficient.  Unless the Business Corporations Act, the notice of articles or these articles provide otherwise, any action to be take by a resolution at the shareholder may be taken by ordinary resolution.

PART 3  – SHARE CERTIFICATES

3.1

Form of Certificate.  Subject to the requirements of the Business Corporations Act, every share certificate issued by the Company shall be in such forma s the directors approve.

3.2

Mailing of Certificates.  Any share certificate may be mailed by registered mail, postage prepaid, to the shareholder entitled to that certificate at that shareholder’s registered address and the Company is not liable for any loss occasioned to the shareholder if that share certificate is lost or stolen.  In respect of a share held jointly by several persons, mailing of a certificate for that share to one of several joint holders or to a duly authorized agent of any of the joint holders is sufficient delivery to all.

3.3

Signature on Certificate.  A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Business Corporations Act, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold the date of the issue of such certificate.

3.4

Replacement of Lost or Destroyed Certificate.  If a share certificate:

(a)

is worn out or defaced, the directors may, upon production to them of that certificate and upon such other terms, if any, that they determine, order the certificate to be cancelled and issue a new certificate to replace the cancelled certificate;

(b)

is lost, stolen or destroyed, then upon production of proof to the satisfaction of the directors and upon provision of such indemnity and security, if any, that the directors deem adequate, a new share certificate must be issued to the person entitled to the lost, stolen or destroyed certificate.

3.5

Consolidation of Certificates.  If two or more certificates are surrendered by their registered owner to the Company together with a written request that the Company issue one certificate registered in that registered owner’s name representing the aggregate of the shares represented by the certificates so surrendered, the Company must cancel the certificates so surrendered and issue in their place one certificate in accordance with the request.

3.6

Fee for Certificates.  There must be paid to the Company in respect of the issue of any certificate pursuant to this Part 3 such amount, if any, as the directors may from time to time determine and which must not exceed the amount prescribed in the Business Corporations Act.

3.7

Non-Recognition of Trusts.  Except as required by law or statute or these Articles, no person is recognized by the Company as holding any share upon any trust and the Company is not bound by or compelled in any way to recognize (even when having notice of any trust) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety in the shareholder.

3.8

Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

3.9

Branch Registers.  Subject to the Business Corporations Act, the Company may keep or cause to be kept one or more branch securities registers at such place or places, whether within or outside the Province of British Columbia, as the directors may from time to time determine.

PART 4  – ISSUE, TRANSFER AND TRANSMISSION OF SHARES

4.1

Directors Authorized to Issue Shares.  Subject to this Part 4 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the issue of shares is under the control of the directors who may issue, otherwise dispose of or grant options on shares authorized but not yet issued at any time, to any person including a director, in the manner, upon the terms and conditions and at the price or for the consideration as the directors, in their absolute discretion, may determine.

4.2

Transferability and Instrument of Transfer.  Subject to the restrictions, if any, set forth in these Articles, any shareholder may transfer that shareholder’s shares by an instrument in writing executed by or on behalf of that shareholder and delivered to the Company or its transfer agent.  The instrument of transfer of any share of the Company must be in the form, if any, provided on the back of the Company’s form of share certificate or in any other form which the directors may approve.  If the directors so require, each instrument of transfer must be in respect of only one class of shares.

4.3

Submission of Instruments of Transfer.  Every instrument of transfer must be executed by the transferor and provided to the Company or the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or the transferor’s right to transfer the shares.  If the transfer is registered, the instrument of transfer must be retained by the Company or its transfer agent or registrar.  If the transfer is not registered, the instrument of transfer must be returned to the person depositing it together with the share certificate that accompanied it when tendered for registration.

4.4

Authority in Instrument of Transfer.  The signature of a shareholder or of that shareholder’s duly authorized attorney on the instrument of transfer authorizes the Company to register the shares specified in the instrument of transfer in the name of the person named in that instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.  If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person designated in writing by depositing the instrument of transfer with the Company, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

4.5

Enquiry as to Title Not Required.  Neither the Company nor any of its directors, officers or agents is bound to enquire into any title of the transferor of any shares to be transferred and none of them is liable to any person for registering the transfer.

4.6

Transfer Fee.  There must be paid to the Company in respect of the registration of any transfer such amount, if any, as the directors may from time to time prescribe.

4.7

Commission or Discount.  Subject to the provisions of the Business Corporations Act, the Company, or the directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company.

4.8

Personal Representative Recognized.  Upon the death or bankruptcy of a shareholder, that shareholder’s legal personal representative or trustee in bankruptcy, although not a shareholder, has the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Business Corporations Act have been deposited at the Company’s registered office.  This Article does not apply on the death of a shareholder with respect to shares registered in that shareholder’s name and the name of another person in joint tenancy.

4.9

Jointly Held Shares.  If there are joint shareholders in respect of a share and in the case of the death or bankruptcy of one of the joint shareholders, the legal personal representative of the deceased or the trustee in bankruptcy of the bankrupt shareholder, as the case may be, and the surviving joint shareholder or shareholders are the only persons recognized by the Company as having any title to or interest in the share so held jointly.

PART  5 – PURCHASE OF SHARES

5.1

Company Authorized to Purchase its Shares.  Subject to the provisions of this Part 5, the Business Corporations Act and the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors:

(a)

purchase any of its shares at the price and upon the terms specified in that resolution; and

(b)

sell any of its shares so purchased but not cancelled at the price and upon the terms specified in that resolution.

5.2

Redemption of Part of a Class of Shares.  If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be deemed shall be selected.

PART 6  – BORROWING POWERS

6.1

Powers of Directors.  Subject to the Business Corporations Act, the directors may from time to time at their discretion authorize the Company to:

(a)

borrow any amount of money;

(b)

guarantee the repayment of any amount of money borrowed by any person or corporation; and

(c)

guarantee the performance of any obligation of any person or corporation;

and may raise or secure the repayment of any amount of money so borrowed or guaranteed or any obligation so guaranteed in any manner and upon any terms and conditions as they may think fit and in particular and without limiting the generality of the foregoing by the issue of bonds, debentures or other debt obligations or by the granting of any mortgages or other security interest on the undertaking of the whole or any part of the property of the Company, both present and future.

6.2

Negotiability of Debt Obligations.  The directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

6.3

Special Rights on Debt Obligations.  The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

6.4

Execution of Debt Obligations.  If the directors so authorize or if any instrument under which any bonds, debentures or other debt obligations of the Company are issued so provides any bonds, debentures and other debt obligations of the Company, instead of being manually signed by the directors or officers authorized in that behalf, may have the facsimile signatures of those directors or officers printed or otherwise mechanically reproduced thereon and in either case is as valid as if signed manually and every bond, debenture or other debt obligation so bearing facsimile signatures of directors or officers of the Company must be manually signed, countersigned or certified by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company duly authorized to do so by the directors or the instrument under which such bonds, debentures or other debt obligations are issued.  Notwithstanding that any person whose facsimile signature is so used has ceased to hold the office that he or she is stated on any bond, debenture or other debt obligation to hold at the date of the actual issue of that bond, debenture or other debt obligation, the bond, debenture or other debt obligation is valid and binding on the Company.

PART  7– GENERAL MEETINGS

7.1

Location of General Meetings.  Every general meeting must be held at such time and location as the directors may determine.

7.2

Notice of General Meetings.  Notice of a general meeting must specify the time and location of the meeting and, in case of special business (as described in Part 8), the general nature of that business.

7.3

Extraordinary General Meetings.  Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

7.4

Convening Extraordinary General Meetings.  The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

7.5

Waiver of Notice.  Any person entitled to notice of a general meeting may waive or reduce the period of notice for that meeting in writing or otherwise and may do so before, during or after the meeting.

7.6

Record Date for Notice.  The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.

7.7

Failure to Give Notice.  The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

7.8

Postponement.  Where, in accordance with the Business Corporations Act, and any other applicable legislation, the Company has published a notice of a general meeting at which directors are to be elected, the Company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice.  In the event of such postponement, the Company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the Business Corporations Act, and any other applicable legislation, to be included in the original notice.  If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new notice which shall comply with the Business Corporations Act, and any other applicable legislation.  The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the Business Corporations Act, or any other applicable legislation.

7.9

Notice of Special Business at General Meeting.  If any special business includes the presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place in the Province of British Columbia specified in that notice during business hours in any working day or days prior to the date of the meeting.

PART  8 – PROCEEDINGS AT GENERAL MEETINGS

8.1

Special Business.  All business shall be deemed special business which is transacted at:

(a)

an extraordinary general meetings; and

(b)

an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, fixing the remuneration of the auditor and such other business as by these articles or the Business Corporations Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors.

8.2

Quorum.  Subject to this Part 8, a quorum for a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 5% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.  The directors, the Secretary or, in his absence, as Assistant Secretary, and the solicitor of the Company shall be entitled to attend any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

8.3

Requirement of Quorum.  No business other than the election of a chair and the adjournment or termination of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of the meeting but the quorum need not be present throughout the meeting.

8.4

Lack of Quorum.  If within 30 minutes from the time appointed for a meeting a quorum is not present, the meeting:

(a)

if convened by requisition of the shareholders, must be terminated; and

(b)

in any other case, must stand adjourned to the same day in the next week at the same time and place.

If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed, the shareholder or shareholders present in person, by proxy or by authorized representative is or are a quorum.

8.5

Chair.  The chair of the Board, if any, or in his or her absence the President, if any, is entitled to act as chair at every general meeting.  Prior to a general meeting at which neither the chair of the Board nor the Company’s President will act as chair, the directors, by resolution, may appoint one of their number, any officer of the Company or the Company’s solicitor to act as chair of a general meeting.  If at any general meeting the chair of the Board, if any, and the President, if any, are not present within 15 minutes after the time appointed for holding the meeting or if neither is willing to act as chair, and the directors have not previously by resolution appointed one of their number or the Company’s solicitor to act as chair as such meeting, the directors present must choose one of their number or the Company’s solicitor to act as chair.  If no director is present or if all of the directors present and the Company’s solicitor decline to act as chair or if the directors present fail to so choose, the persons present and entitled to vote shall choose one of their number to act as chair.

8.6

Solicitor May Act as Chair.  Notwithstanding article 8.5, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the Company may act or chair at the meeting.

8.7

Adjournments.  The chair of the meeting may, with the consent of any meeting at which a quorum is present and must, if so directed by the meeting, adjourn the meeting from time to time and from place to place.  No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  If a meeting is adjourned for 30 days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting must be given as in the case of a general meeting.  It is otherwise not necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting.

8.8

Voting.  Every question submitted to a general meeting must be decided:

(a)

if a ballot is demanded by a shareholder or proxy holder entitled to vote at the meeting or is directed by the chair, by ballot; or

(b)

in any other case, by a show of hands or by any other manner that adequately discloses the intentions of the shareholders or proxy holders.

The chair must declare to the meeting the decision on every question in accordance with the result of the ballot, the show of hands or the other manner that adequately disclosed the intentions of the shareholders or proxy holders and that decision must be entered in the minute book of the Company.  A declaration of the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that resolution.

8.9

Resolution Need Not Be Seconded.  No resolution proposed at a meeting need be seconded and the chair of any meeting is entitled to move or second a resolution.

8.10

Casting Vote.  In case of an equality of votes upon a resolution, whether on a show of hands or by ballot or any other manner, the chair does not have a casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder.

8.11

Manner of Taking Ballot.  If a ballot is duly demanded it must be taken at once or in the manner the chair of the meeting directs.  A demand for a ballot may be withdrawn.  In the case of any dispute as to the admission or rejection of a vote the chair must conclusively determine in good faith whether that vote is admitted or rejected.

8.12

Splitting Votes.  On a ballot, a shareholder entitled to more than one vote need not, if that shareholder votes, use all that shareholder’s votes or cast all the votes that shareholder uses in the same way.

8.13

Demand for Ballot Not to Prevent Continuance of Meeting.  The demand for a ballot does not prevent the continuance of a meeting for the transaction of any business other than the question on which a ballot has been demanded.

8.14

Retention of Ballots and Proxies.  The Company must, for at least three months after a meeting of shareholders, keep each ballot cast and each proxy voted at the meeting and, during the period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting.  At the end of the three-month period, the Company may destroy such ballots and proxies.

8.15

Polls.  No poll may be demanded on the election of a meeting chair.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs.  When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the poll was demanded, taken at the time of such meeting, and such result shall be entered in the book of proceedings of the Company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result.  The demand for a poll shall not, unless the chair so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

PART  9 – VOTES OF SHAREHOLDERS

9.1

Number of Votes Per Share or Shareholder.  Subject to any special rights or restrictions attached to any share contained in these Articles, on a show of hands every shareholder entitled to vote present in person, by proxy or by authorized representative has one vote and on a ballot every shareholder entitled to vote on that ballot has one vote for every whole share held by that shareholder and a fractional vote in proportion to any fraction of a share held by that shareholder.

9.2

Votes of Persons in Representative Capacity.  A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a ballot, and may appoint a proxy holder to act at the meeting if, before doing so, the person satisfies the chair of the meeting or the directors that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

9.3

Votes by Joint Holders.  If there are joint shareholders registered in respect of any share, any one of the joint shareholders may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if that joint shareholder were solely entitled to it.  If more than one of the joint shareholders is present at any meeting in person, by proxy or by authorized representative, the joint shareholder so present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.  For the purpose of this Part 9, two or more executors or administrators of a deceased shareholder in whose sole name any share stands are deemed joint shareholders.

9.4

Representative of a Corporate Shareholder.  If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint, by an instrument in writing, a person to act as its authorized representative at any meeting of shareholders of the Company, and:

(a)

for that purpose, the instrument appointing the authorized representative must:

(i)

be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, not less than 48 hours before the time for holding the meeting; or

(ii)

be deposited with the chair of the meeting, or to a person designated by the chair of the meeting, prior to the commencement of the meeting;

(b)

if an authorized representative is appointed under this Part 9:

(i)

the authorized representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the authorized representative represents as that corporation could exercise if it were a shareholder who is an individual including, without limitation, the right to appoint a proxy holder; and

(ii)

the authorized representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

An instrument appointing an authorized representative of a corporation must be in writing signed by a duly authorized person on behalf of that corporation and must be sent to the Company.

9.5

Shareholder of Unsound Mind.  A shareholder of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court.  Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chair of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee.  In the absence of such evidence, the chair shall determine whether or not any such committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

9.6

Proxy of Shareholder of Unsound Mind.  A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

9.7

Appointment of Proxy Holders.  A shareholder holding more than one share in respect of which that shareholder is entitled to vote at a general meeting is entitled to appoint one or more, but not more than five, proxy holders to attend, act and vote for that shareholder at the general meeting and in so doing that shareholder must specify the number of shares that each proxy holder is entitled to vote.

9.8

Execution of Proxy Instrument.  A proxy must be in writing signed by the appointor or the appointor’s attorney or, if the appointor is a corporation, by the authorized representative or a duly authorized person on behalf of that corporation.

9.9

Qualification of Proxy Holder.  A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)

the person appointing the proxy holder is a corporation or an authorized representative of a corporation appointed under this Part 9;

(b)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the Company, by a resolution of the directors, permits the proxy holder to attend and vote at the meeting.

9.10

Deposit of Proxy.  A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or other authority must be deposited at the registered office of the Company, excluding Saturdays and holidays, or at such other place as is specified for that purpose in the notice calling the meeting not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting at which the person named in the proxy proposes to vote or must be deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting.  In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time make regulations:

(a)

permitting the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held;

(b)

providing for particulars of those proxies to be sent in writing or by fax, e-mail or any other method of transmitting legibly recorded messages before a meeting or an adjourned meeting to the Company or any agent of the Company for the purpose of receiving those particulars; and

(c)

providing that particulars of those proxies may be voted as though the proxies themselves were produced to the chair of the meeting or of the adjourned meeting as required by this Article.

Votes given in accordance with proxies and particulars of proxies so deposited are valid and counted.

9.11

Validity of Proxy Vote.  A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death, bankruptcy or incapacity of the shareholder or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that prior to the meeting no notice in writing of such death, bankruptcy, incapacity, revocation or transfer has been received at the registered office of the Company or by the chair of the meeting or of the adjourned meeting at which the vote was given.

9.12

Form of Proxy.  A proxy appointing a proxy holder must be in the following form or in any other form that the directors approve:

(Name of Company)

The undersigned hereby appoints_____________________ or failing him or her ____________________________________________ as proxy holder for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ____ day of _______________, ____, and at any adjournment of that meeting.

Signed this ____ day of _______________, ____.

(Signature of Shareholder)

9.13

Revocation of Proxy.  Subject to this Part, every proxy may be revoked by an instrument in writing that is received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used or deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting.

9.14

Revocation of Proxy Will Be Signed.  An instrument to revoke a proxy must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by a duly authorized person on behalf of the corporation or by the authorized representative appointed for the corporation under this Part 9.

9.15

Spoiled Form of Proxy.  The chair of a meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of the form of proxy as set out in these articles as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

PART 10  – DIRECTORS

10.1

General Authority.  Subject to these Articles, the directors may exercise all powers and do all acts and things as the Company is by the Business Corporations Act, these Articles or otherwise authorized to exercise and do and which are not by these Articles, by statute or otherwise lawfully directed or required to be exercised or done by the Company by unanimous resolution, exceptional resolution, special resolution or ordinary resolution.

10.2

Number of Directors.  The number of directors may be determined by ordinary resolution.  The number of directors may be changed from time to time by ordinary resolution whether previous notice of that ordinary resolution has been given or not.  If at any time the Company becomes a public company and the number of directors fixed pursuant to these Articles is less than three, then the number of directors is deemed to have been increased to three.

10.3

Directors’ Acts Valid Despite Vacancy.  An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

10.4

Qualification of Directors.  A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5

Remuneration and Expenses of Directors.  The remuneration of the directors as such may from time to time be determined by the directors.  Any remuneration of a director is in addition to any salary or other remuneration paid to him or her as an officer or employee of the Company.  Every director must be repaid such reasonable expenses as he or she may incur in and about the business of the Company.  Other than remuneration for professional services described in this Part 10, if any director performs any services for the Company that in the opinion of the directors are outside the ordinary duties of a director or if he or she is specifically occupied in or about the Company’s business other than as a director, he or she may be paid a remuneration to be fixed by the directors.  The remuneration so fixed may be either in addition to or in substitution for any other remuneration that he or she may be entitled to receive and the additional remuneration may be charged as part of ordinary working expenses of the Company.  Unless otherwise determined by ordinary resolution, the directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company, to his or her spouse or dependants and they may also make any contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance in respect of that director.

10.6

Right to Office and Contract with Company.  A director may hold any office or place of profit in the Company, other than auditor, in conjunction with his or her office of director for the period and on such terms as the directors may determine.  Subject to compliance with the Business Corporations Act, no director or intended director is disqualified by his or her office from contracting with the Company with regard to his or her tenure of office or place of profit or as vendor, purchaser or otherwise.

10.7

Director Acting in Professional Capacity.  Any director may act by him or herself or his or her firm in a professional capacity for the Company and he or she or his or her firm is entitled to remuneration for professional services as if he or she were not a director.

10.8

Alternate Directors.  Any director may from time to time appoint any person who is approved by resolution of the directors to be his or her alternate director provided that approval is not required if a director is appointed alternate director for another director.  The appointee, while he or she holds office as an alternate director, is entitled to notice of meetings of the directors and, in the absence of the director for whom he or she is an alternate, to attend and vote at meetings as a director and is not entitled to be remunerated otherwise than out of the remuneration of the director appointing him or her.  Any director may make or revoke an appointment of his or her alternate director by notice in writing sent to the Company.  A person may act as an alternate for more than one director at any given time and a director may act as an alternate director for any other director.  No person may act as an alternate director unless that person qualifies under the Business Corporations Act to act as a director of the Company.  Every alternate director, if authorized by the notice appointing him or her, may sign any consent resolution in place of the director appointing him or her.

10.9

Interested Directors.  A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

10.10

Interested Director may be Director of Other Corporation. A director may be or become a director or other officer or employee of or otherwise interested in, any other corporation or firm, whether or not the Company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee or, or from his interest in, such other corporation or firm.

PART 11  – ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS

11.1

Election and Appointment.  The shareholders may elect or appoint directors at any time and from time to time. Sixty-days prior written notice must be provided to the Company for any proposed non-management nomination to the Board.

11.2

Elections and Appointments at Annual General Meetings.  At each annual general meeting all the directors retire and the shareholders must elect or appoint a Board of Directors consisting of the number of directors for the time being fixed pursuant to Part 10.  Any retiring director is eligible for re-election or re-appointment.  If the holding of an annual general meeting of the Company is deferred or waived by a unanimous resolution of all shareholders entitled to vote at the annual general meeting, each director in office on the annual reference date selected in the unanimous resolution continues to be a director until the next annual reference date unless that director retires or is removed prior to the next annual reference date.

11.3

Filling a Casual Vacancy.  The directors may at any time and from time to time appoint any person as a director to fill a casual vacancy among the directors or a vacancy resulting from an increase of the number of directors.

11.4

Power to Appoint Additional Directors.  Between successive annual general meetings, the directors have the power to appoint one or more additional directors but not more than one-third the number of directors elected or appointed at the last annual general meeting at which directors were elected or appointed.  Any director so appointed may hold office only until the next following annual general meeting of the Company but is eligible for election at such meeting and, so long as he or she is an additional director, the number of directors is increased accordingly.

11.5

Removal of Directors.  If a director is convicted of an indictable offence or ceases to be qualified to act as a director of the Company and does not promptly resign, the Company may remove the director before the expiration of the director’s term of office by a resolution of the directors.  The Company may otherwise remove a director before the expiration of the director’s term of office by a special resolution of the shareholders.

PART 12  – PROCEEDINGS OF DIRECTORS

12.1

Meetings and Quorum.  The directors may hold meetings as they think fit for the dispatch of business and may adjourn and otherwise regulate their meetings and proceedings as they think fit.  The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed the quorum is a majority of the Board.

12.2

Chair.  The chair of the Board, if any, of the Company is entitled to act as chair of every meeting of the Board but if at any meeting the chair of the Board, if any, is not present within 15 minutes after the time appointed for holding the meeting, or if the chair of the Board is not willing to act as chair, the directors present must choose one of their number to act as chair.

12.3

Call and Notice of Meetings.  A director may at any time call a meeting of the directors.  Reasonable notice specifying the time and place of that meeting shall be personally given or sent to each director by mail, postage prepaid, addressed to each director’s address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, fax or any method of transmitting legibly recorded messages.  It is not necessary to give to any director notice of a meeting of directors immediately following a general meeting at which that director has been elected or notice of a meeting of directors at which that director was appointed.

12.4

Validity of Meeting Despite Failure to Give Notice.  The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director does not invalidate any proceedings at that meeting.

12.5

Meeting Participation.  A director may participate in a meeting of the directors or of any committee of the directors by video conference or telephone if all directors participating in the meeting, whether by video conference or telephone or in person, are able to communicate with each other.  If all the directors consent, a director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than video conference or telephone if all directors participating in the meeting are able to communicate with each other.  A director who participates in a meeting by a communications medium other than video conference or telephone is deemed to have agreed to participate by the other communications medium.  A director who participates in a meeting by video conference, telephone or other communications medium is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and must be counted in the quorum for and is entitled to communicate and vote at that meeting.

12.6

Competence of Quorum.  The directors at a meeting at which a quorum is present are competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the directors.

12.7

Committees.  The directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the directors may determine.  Every committee so constituted has the authorities, powers and discretions that may be delegated to it by the directors and must act in accordance with any regulations that the directors may impose upon it.

12.8

Validity of Meeting if Directorship Deficient.  All acts done by any director or by any member of a committee constituted by the directors, notwithstanding that it is discovered afterwards that there was some defect in the appointment of any person so acting or that he or she was disqualified, are valid.

12.9

Majority Rule and Casting Vote.  Questions arising at any meeting of the directors must be decided by a majority of votes.  In the case of an equality of votes, the chair shall have a second and casting vote.

12.10

Resolutions in Writing.  A resolution consented to in writing, whether by document, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held.  Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of Directors and shall be effective on the dates dated thereon on the latest dated on any counterpart.

PART 13  – OFFICERS

13.1

Appointment of Officers.  The directors may appoint officers of the Company and may specify their duties.  Any individual may be appointed to any office of the Company.  Any person appointed Chairman shall be a director.  Two or more offices of the Company may be held by the same individual.

PART 14  – DIVIDENDS

14.1

Declaration of Dividends.  Subject to the Business Corporations Act and the rights, if any, of shareholders holding shares with special rights and restrictions, the directors may declare dividends and fix the date of record and the date for payment of any dividend.  No date of record for any dividend may precede the date of payment of that dividend by more than the maximum number of days permitted by the Business Corporations Act.  No notice need be given of the declaration of any dividend.  If no valid date of record is fixed, the date of record is deemed to be the same date as the date of payment of the dividend.

14.2

Dividend Bears No Interest.  No dividend may bear interest against the Company.

14.3

Payment in Specie.  The directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares or bonds, debentures or other debt obligations of the Company or in any one or more of those ways and if any difficulty arises in regard to the distribution the directors may settle the difficulty as they think fit.  The directors may fix the value for distribution of specific assets and may vest any of those specific assets in trustees upon such trusts for the persons entitled to those specific assets as the directors think fit.

14.5

Fractional Interests.  Notwithstanding the provisions of this Part 14, if any dividend results in any shareholder being entitled to a fraction of a share, bond, debenture or other debt obligation of the Company, the directors may pay that shareholder the cash equivalent in place of that fraction of a share, bond, debenture or other debt obligation.  The directors may arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of fractions of shares, bonds, debentures or other debt obligations of the Company on behalf of shareholders entitled to them.

14.6

Payment of Dividends.  Any dividend payable in cash by the Company may be paid by cheque mailed to the registered address of the shareholder or in the case of joint shareholders to the registered address of the joint shareholder first named in the central securities register or to such person or to such address as any shareholder may direct in writing.  Every cheque must be made payable to the order of the person to whom it is sent and in the case of joint shareholders to those joint shareholders.

14.7.

Receipt by Joint Shareholders.  If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART  15 – ACCOUNTING RECORDS AND AUDITORS

15.1.

Accounts to be Kept.  The directors must cause accounting records to be kept as necessary to properly record the financial affairs and condition of the Company and to comply with the provisions of statutes applicable to the Company.

15.2

Location of Accounts.  The directors must determine the place at which the accounting records of the Company must be kept and those records must be open to the inspection of any director during the statutory business hours of the Company.

15.3

Inspection by Shareholder.  Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

15.4

Remuneration of Auditors.  The directors may set the remuneration of any auditor of the Company.

PART 16  – SENDING OF RECORDS

16.1

Manner of Sending Records.  Unless the Business Corporations Act requires otherwise, a record may be sent:

(a)

to the Company by delivery or mail to the Company at the delivery address or mailing address of its registered office or by fax or e-mail to a fax number or e-mail address specified by the Company for that purpose;

(b)

to a director by delivery or mail to the director at the prescribed address of that director or by fax or e-mail to the fax or e-mail address specified for that purpose by the director;

(c)

to a shareholder by delivery or mail to the shareholder at the registered address of that shareholder or by fax or e-mail to the fax or e-mail address specified for that purpose by the shareholder; or

(d)

to the person entitled to a share in consequence of the death or bankruptcy of a shareholder by delivery or mail or by fax or e-mail to that person at the address specified for that purpose by the person so entitled and until that address, fax number or e-mail address has been so specified, the record may be sent in any manner in which it might have been sent if the death or bankruptcy had not occurred.

16.2

Sending to Joint Holders.  A record may be sent by the Company to joint shareholders in respect of a share registered in their names by sending the record to the joint shareholder first named in the central securities register in respect of that share.

16.3

Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)

mailing the record, addressed to such person:

(i)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

16.4

Date Record Deemed Received.  If a record is sent by mail, postage prepaid, that record is deemed to have been received on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.  If a record is sent by fax, e-mail or any other manner of transmitting visually recorded messages, that record is deemed to have been received on the day it is sent if received before or during statutory business hours that day and is deemed to have been received on the day, Saturdays and holidays excepted, following the date it is sent if received after statutory business hours or on a Saturday or holiday.

PART 17  – NOTICES

17.1

Minimum Number of Days.  Notice of a general meeting must be sent to all shareholders holding shares that carry the right to vote at general meetings at least 14 days before the general meeting.  Notice of a class or series meeting must be sent to all shareholders holding shares of that class or series at least 14 days before the class or series meeting.

17.2

Persons to Receive Notice.  Notice of every general meeting must be sent to:

(a)

every shareholder holding a share or shares carrying the right to vote at that meeting on the record date or, if no record date was established by the directors, on the date the notice is sent;

(b)

the personal representative of a deceased shareholder if entitled to notice by the Business Corporations Act;

(c)

the trustee in bankruptcy of a bankrupt shareholder if entitled to notice by the Business Corporations Act;

(d)

every director; and

(e)

the auditor, if any.

No other person is entitled to receive notices of general meetings.

17.3

Manner of Sending Notice.  Any notice required or permitted by the Business Corporations Act, the regulations or these articles to be sent by or to a person may be sent in any manner prescribed for the sending of a record by the Business Corporations Act, the regulations or these articles and the provisions of section 6 and 7 of the Business Corporations Act shall apply to such notice as if such notice were a record as defined in the Interpretation Act of British Columbia.

PART  18 - EXECUTION OF DOCUMENTS

18.1

Seal Optional.  The directors may provide a common seal for the Company and may provide for its use.  The directors have power to destroy the common seal and may provide a new common seal.

18.2

Official Seal.  The directors may provide for use in any other province, state, territory or country an official seal that must have on its face the name of the province, state, territory or country where it is to be used.

18.3

Affixing of Seal to Documents.  The directors must provide for the safe custody of each of the Company’s seals, if any, which shall not be affixed to any instrument except by the authority of a resolution of the directors and by such person or persons as may be prescribed in and by that resolution and the person or persons so prescribed must sign every instrument to which the seal of the Company is affixed in his, her or their presence, provided that a resolution directing the general use of a seal, if any, may at any time be passed by the directors and applies to the use of that seal until countermanded by another resolution of the directors.  In the absence of any resolution so authorizing the use of any seal, any seal of the Company may be affixed to any document that requires the seal of the Company in the presence of all the directors.

PART  19 – INDEMNIFICATION

19.1

Definitions.   In this Part 19:

(a)

“associated corporation” means a corporation or entity that

(i)

is or was an affiliate of the Company;

(ii)

is a corporation, other than the Company, for which the eligible party is or was a director, alternate director or officer, at the request of the Company, or

(iii)

is a partnership, trust, joint venture or other unincorporated entity for which the eligible party holds or held a position equivalent to that of a director or officer at the request of the Company;

(b)

“eligible party” means a person who is or was a director, alternate director or officer of the Company;

(c)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(d)

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer of the Company or an associated corporation

(i)

is or may be joined as a party, or

(ii)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(e)

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding;

(f)

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

19.2

Mandatory Indemnification of Eligible Parties.  To the extent the Company is not so prohibited by the Business Corporations Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which each eligible party is or may be liable, and the Company must, after the final disposition of an eligible proceeding pay the expenses actually and reasonably incurred by each eligible party in respect of that proceeding.  Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Part 19.

19.3

Non-Compliance with Business Corporations Act.  The failure of each eligible party to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

19.4

Advance Expenses.  Unless prohibited by applicable law or court order, the Company must pay, as they are incurred, in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the eligible proceeding provided that the Company shall not make such payments unless the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the eligible party must repay the amounts advanced.

19.5

Indemnity Restricted.  Despite any other provision of this Part 19, the Company is not obliged to make any payment that is prohibited by the Business Corporations Act or by court order in force at the date the payment is made.

19.6

Company May Purchase Insurance.  The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)

is or was serving as a director, alternate director or officer of the Company;

(b)

is or was serving as a director, alternate director or officer of any associated corporation; or

(c)

at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her in such equivalent position.

PART 20  – AUTHORIZED SHARE STRUCTURE

20.1

Described in Notice of Articles.  The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

PART  21 – RESTRICTIONS ON BUSINESS OR POWERS

21.1

No Restrictions.  There are no restrictions on the business to be carried on or the powers to be exercised by the Company.

Signature of Incorporator

Print Full Name of Incorporator

DATE:

APPENDIX “D”

Toronto Stock Exchange – Statement of Corporate Governance Practices

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion
1.		Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:	Yes

The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals.  The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

	(a)	Adoption of a strategic planning process	Yes

The Board’s written mandate requires it to adopt, supervise and provide guidance on the Company’s strategic planning process and approve a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.  Board meetings from time to time focus on substantial strategic planning matters.  Each year the Board reviews and approves a strategic plan and budget.

	(b)	Identification of specific risks and implementing risk management systems	Yes

The Board’s written mandate requires it to identify the principal risks of the Company’s business and ensure the implementation of appropriate risk management systems.  The Board has put structures in place, including the Audit Committee and the Environmental Committee, for the identification of principal risks, and is taking reasonable steps to manage these risks.  All capital plans, any transactions for hedging arrangements or forward sales or purchases of silver or other metals, and any policies for management of foreign currency risk require the prior approval of the Board or a committee thereof.

	(c)	Succession planning and monitoring senior management	Yes

The Board’s written mandate requires it to ensure that the Company has management of the highest calibre and maintains adequate and effective succession planning for senior management.  The Compensation Committee and the Board as a whole reviews succession and management development plans on a regular basis.

	(d)	Communications policy	Yes	The Board’s written mandate requires it to oversee the Company’s communications policy with its shareholders and with the public generally.

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion

The Company presently conducts an active shareholder relations program under the direction of its Vice-President, Corporate Relations.  The programs involves meeting with a broad spectrum of investors, including conference calls with analysts, investment fund managers and interested members of the public with respect to reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public.  Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company and the Vice-President, Corporate Relations, in particular, routinely make themselves available to shareholders to respond to questions and concerns.  Shareholder concerns are dealt with on an individual basis, usually by providing requested information.  Significant shareholders’ concerns are brought to the attention of management or the Board.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board.  The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

	(e)	Integrity of internal control and management information systems	Yes

The Board’s written mandate requires it, and specifically the Audit Committee, to oversee management’s reporting on internal controls and ensure that management has designed and implemented an effective system of internal controls.  The Audit Committee reviews on a regular basis, and makes recommendations for improvements to, the adequacy of the corporation’s internal controls and management information systems.

2.		Majority of directors should be “unrelated” (independent of management)	Yes	Five of the Company’s eight current directors are unrelated.
3.		Disclose for each director whether he or she is related, and how that conclusion is reached	Yes	Ross J. Beaty – related – Chairman Geoffrey A. Burns – related – President and CEO

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion

For the remainder of the directors, none of them or their associates have: worked for the Corporation; entered into material contracts with the Corporation; or received remuneration from the Corporation in excess of directors fees, stock options and reimbursement of expenses associated with attendance at Board meetings.

William A. Fleckenstein – unrelated
Michael Larson – unrelated
Michael J.J. Maloney – unrelated
Paul B. Sweeney – unrelated
John M. Willson – unrelated
John H. Wright – unrelated – former President and COO (resigned July 2003)

4.	(a)	Appoint a committee responsible for appointment/assessment of directors	Yes

The Nominating and Governance Committee is required to identify, review the qualifications of and recommend to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and to identify, review the qualifications of and recommend to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

	(b)	Composed exclusively of outside, non-management directors, the majority of whom are unrelated	Yes	All members of the Nominating and Governance Committee are outside, non-management and unrelated directors.
5.		Implement a process for assessing the effectiveness of the Board of directors, its committees and individual directors	Yes

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

6.		Provide orientation and education programs for new directors	Yes

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.  New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.  Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give such directors additional insight into the Company’s business.

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion
7.		The Board of Directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness	Yes

The Nominating and Governance Committee annually reviews and makes recommendations to the Board with respect to its size.  Both the Nominating and Governance Committee and the Board as a whole believe that the size of the Company’s board of directors is appropriate in light of the Company’s current size and scope of operations.

8.		Review compensation of directors to reflect risk and responsibility	Yes	The Nominating and Governance Committee reviews directors’ compensation annually.
9.		Committees should generally be composed of non-management directors	Yes

The Board’s Committees are composed of non-management directors, except the Environmental Committee.  All of the Company’s directors are members of the Environmental Committee, reflecting the Company’s commitment to conduct its operations in an environmentally ethical manner having regard to local laws, requirements and policies.  A majority of the members of the Environmental Committee are non-management and unrelated directors.

10.		Assign a committee responsible for approach to Corporate Governance	Yes

The Nominating and Governance Committee assists the Board in providing efficient and effective corporate governance for the benefit of shareholders.  It also annually reviews and makes recommendations to the Board with respect to: (i) the appropriateness of the mandates and responsibilities of the committees of the Board; and (ii) the appropriateness of the terms of the mandate and responsibilities of the Board.

11.		Define limits to management’s responsibilities by developing position descriptions for:
	(a)	the Board of Directors	Yes	In February 1996 the Company’s Board adopted a formal written mandate which defined its stewardship responsibilities. This mandate was revised, amended and restated in February 2003 and March 2005 in light of proposed changes to the TSX’s Corporate Governance Guidelines, the adoption of Multilateral Instrument 52-110 – Audit Committee as well as the provisions of the Sarbanes-Oxley Act of 2002 and changes to the Nasdaq’s corporate governance requirements.

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion
	(b)	the Chief Executive Officer	Yes

The Board’s written mandate includes terms of reference for the President and Chief Executive Officer.  The Board expects the Chief Executive Officer and management of the Company to conduct the business of the Company in accordance with the Company’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management.

	(c)	Board of Directors should approve Chief Executive Officer’s corporate objectives	Yes

As part of its annual strategic planning process, the Chief Executive Officer annually presents his business and operational plans to the Board.  In response, the Board’s specifies its expectations of the Chief Executive Officer and management both over the next financial year and in the context of the Company’s long-term goals.  The Board reviews management’s progress in meeting these expectations at meetings held throughout the year.

12.		Establish structures and procedures to ensure the Board of Directors can function independently of management	Yes

Procedures are in place to allow the Board to function independently of management at such times as are desirable and necessary.  Such procedures include: (i) the appointment of a committee of directors independent of management; (ii) the appointment of a “lead director” of the Board who is independent of management of the Company; and (iii) the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management.  The Nominating and Governance Committee ensures that the Board can function independently of management.

13.	(a)	Establish an Audit Committee with a specifically defined mandate	Yes	The mandate of the Audit Committee is described in detail in the Information Circular under the heading “Corporate Governance – Board Committees – Audit Committee”.
	(b)	All members should be non-management directors	Yes	All members of the Audit Committee are non-management and unrelated directors.
14.		Implement a system to enable individual directors to engage outside advisors at corporation expense	Yes

Individual directors may, in appropriate circumstances and subject to the approval of the Nominating the Governance Committee, engage independent advisors at the expense of the Company.  Additionally, the Audit Committee is empowered to instruct and retain outside counsel or other experts as necessary.

PAN AMERICAN SILVER CORP

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on April 28, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

800-377-1768

- Proxy Instructions must be received by 2:00 pm, Pacific Time, on April 26, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 2:00 pm, Pacific Time, on April 26, 2005.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 pm, Pacific Time, on April 26, 2005

010CSE_008100.E.RUNONS/000001/000001/i

Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Geoffrey A. Burns, an Officer of the Company, or failing this person, Robert Pirooz, an Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of PAN AMERICAN SILVER CORP to be held at The Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on April 28, 2005 at 2:00 pm and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold
01. To elect as Director, Ross J. Beaty	☐	☐	05. To elect as Director, Michael J.J. Maloney	☐	☐
02. To elect as Director, Geoffrey A. Burns	☐	☐	06. To elect as Director, Paul B. Sweeney	☐	☐
03. To elect as Director, William A. Fleckenstein	☐	☐	07. To elect as Director, John M. Willson	☐	☐
04. To elect as Director, Michael Larson	☐	☐	08. To elect as Director, John H. Wright	☐	☐

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2. Appointment of Auditors

To appoint Deloitte & Touche LLP as Auditors of the Company. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
3	To authorize the Directors to fix the Auditors' remuneration.	☐	☐
4	To amend the Stock Option Plan to change the maximum number of shares issuable from a fixed number to a percentage of the issued and outstanding common shares in the capital of the Company, and grant to the Board of Directors additional powers to amend previously granted options, as more fully described in the accompanying Information Circular.	☐	☐
5	To amend the articles of the Company, as more fully described in the accompanying Information Circular.	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

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If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

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P A A Q

Pan American Silver Corp.

Request for Annual Report and Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, beneficial shareholders of the subject Corporation may elect annually to receive certain corporate mailings, including interim financial statements of the Corporation and the Annual Report, if they so request. If you wish to receive such mailings, please complete this form and return it by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

 9th Floor

Toronto, ON

M5J 2Y1

or you can register online at www.computershare.com/ca/mailinglist to receive such mailings.

Please send me the Quarterly Interim Financial Statements for 2005 ٱ

Please send me the Annual Report for 2005  ٱ

NAME:

__________________________________________________________

ADDRESS:

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POSTAL CODE:

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I confirm that I am a shareholder of the Corporation.

SIGNATURE OF

SHAREHOLDER: ______________________________________DATE:____________

CUSIP: 697900 108

SCRIP COMPANY CODE: PAAQ